ASX/NASDAQ ANNOUNCEMENT

Court approves re-domiciliation scheme

Melbourne – 30 March 2020 – Benitec Biopharma Limited (Benitec or the Company) (ASX:BLT; NASDAQ:BNTC; NASDAQ:BNTCW) is pleased to announce that the Supreme Court of Queensland (Court) has today approved the scheme of arrangement to re-domicile the Benitec group from Australia to the United States of America.

Benitec expects to lodge an office copy of the Court orders with the Australian Securities and Investments Commission today.  Once the orders are registered, the scheme will become effective.

Benitec shares will be suspended from trading on ASX from close of trading on Monday, 30 March 2020.

The expected timetable for implementation of the Scheme is set out below:

Event	Date
Share sale facility election due	5.00pm (AEST) on Monday, 6 April 2020
Record date	7.00pm (AEST) on Monday, 6 April 2020
Implementation date Issue of Holdco shares to Scheme shareholders Trading of Holdco shares on Nasdaq commences	Wednesday, 15 April 2020
Commencement of despatch to Scheme shareholders of statements confirming the issue of Holdco shares	Wednesday, 22 April 2020

The above dates are indicative only and subject to change.

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Benitec Biopharma Limited | Level 14, 114 William Street, Melbourne VIC 3000

t: +61 (03) 8692-7222 | e: info@benitec.com | www.benitec.com

Lodgement Authorisation

This announcement was authorised for lodgement with the ASX by the Benitec Disclosure Committee, pursuant to its Continuous Disclosure Policy.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations
M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com

Benitec Biopharma Limited | Level 14, 114 William Street, Melbourne VIC 3000

t: +61 (03) 8692-7222 | e: info@benitec.com | www.benitec.com